Bowlero Corp.

7313 Bell Creek Road
Mechanicsville
Virginia, 23111

VIA EDGAR

October 12, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention: Scott Anderegg and Lilyanna Peyser

Re:	Bowlero Corp.

Post-Effective Amendment No. 1 to Form S-1

Filed September 26, 2022

File No. 333-262179

Dear Mr. Anderegg and Ms. Peyser:

Bowlero Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on October 4, 2022, regarding our Post-Effective Amendment No. 1 to Form S-1, File No. 333-262179, filed with the Commission on September 26, 2022.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the Staff’s comment with the Company’s response.

General

1.	We note that this post-effective amendment was filed to add Exhibit No. 23.2, Consent of KPMG LLP. It does not appear that an exhibits-only post-effective amendment is permissible, as Securities Act Rule 472(b) requires that "[e]very amendment which relates to a prospectus shall include copies of the prospectus as amended." Please revise to include a complete prospectus that includes all of the disclosure required by Part I of Form S-1, updated to include current financial statements and to reflect the disclosure as of the date of the post-effective amendment. We further note that your Prospectus Supplement No. 6 filed on September 15, 2022 includes audited financial statements for the years ended July 3, 2022 and June 27, 2021, however, because the incorporation of your Form 10-K into the Form S-1 appears to act as a Section 10(a)(3) update, this information is required to be included in a post-effective amendment pursuant to Item 512(a)(1) of Regulation S-K. Please advise. Refer to Securities Act Forms Compliance and Disclosure Interpretations 113.02 and 113.08.

Response: The Company acknowledges the Staff’s comment and contemporaneously with the submission of this letter, the Company is filing with the Commission Post-Effective Amendment No. 2 to Form S-1, File No. 333-262179 (the “Amendment”), which contains a complete prospectus that includes all of the disclosure required by Part I of Form S-1, updated to include current financial statements and to reflect the disclosure as of the date of the Amendment.

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We thank the Staff for its review of the foregoing and the Amendment. If you have further comments, please feel free to contact our counsel, David S. Huntington by email at dhuntington@paulweiss.com or by telephone at (212) 373-3214

Sincerely,

/s/ Jason Cohen
Name:	Jason Cohen
Title:	Chief Legal Officer

cc: Paul, Weiss, Rifkind, Wharton & Garrison LLP